Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735
GS Finance Corp. $1,342,000 GS Momentum Builder® Multi-Asset 5S ER Index-Linked Notes due 2026 guaranteed by The Goldman Sachs Group, Inc.
This prospectus supplement addendum relates to $1,342,000 principal amount of notes that were offered on December 27, 2016, as described in the accompanying prospectus supplement no. 874 dated December 27, 2016.
The projected payment at maturity and the original issue discount accrual table were incorrectly stated in the accompanying prospectus supplement no. 874 dated December 27, 2016. Depending on the time period, the interest accrual in respect of your notes may have been understated. Please refer to the corrected information below.
The following two paragraphs reflect corrected information and replace, in their entirety, the fourth and fifth paragraphs under “Supplemental Discussion of Federal Income Tax Consequences — United States Holders” beginning on page S-156 of the accompanying prospectus supplement no. 874. The amended paragraphs below should be read in conjunction with the accompanying prospectus supplement no. 874 dated December 27, 2016 (except for those paragraphs being replaced), the accompanying prospectus supplement dated December 22, 2015 and the accompanying prospectus dated December 22, 2015:
We have determined that the comparable yield for the notes is equal to 3.65% per annum, compounded semi-annually with a projected payment at maturity of $1,435.91 based on an investment of $1,000.
Based on this comparable yield, if you are an initial holder that holds a note until maturity and you pay your taxes on a calendar year basis, we have determined that you would be required to report the following amounts as ordinary income, not taking into account any positive or negative adjustments you may be required to take into account based on the actual payments on the notes, from the note each year:
Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 note)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 note) as of End of Accrual Period
December 30, 2016 through December 31, 2016	$0.10	$0.10
January 1, 2017 through December 31, 2017	$36.83	$36.93
January 1, 2018 through December 31, 2018	$38.19	$75.12
January 1, 2019 through December 31, 2019	$39.60	$114.72
January 1, 2020 through December 31, 2020	$41.05	$155.77
January 1, 2021 through December 31, 2021	$42.57	$198.34
January 1, 2022 through December 31, 2022	$44.14	$242.48
January 1, 2023 through December 31, 2023	$45.77	$288.25
January 1, 2024 through December 31, 2024	$47.45	$335.70
January 1, 2025 through December 31, 2025	$49.20	$384.90
January 1, 2026 through December 31, 2026	$51.01	$435.91
You are required to use the comparable yield and projected payment schedule that we compute in determining your interest accruals in respect of your notes, unless you timely disclose and justify on your U.S. federal income tax return the use of a different comparable yield and projected payment schedule.

The comparable yield and projected payment schedule are not provided to you for any purpose other than the determination of your interest accruals in respect of your notes, and we make no representation regarding the amount of contingent payments with respect to your notes.

You should read the additional disclosure in the accompanying prospectus supplement no. 874 dated December 27, 2016 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-15 of the accompanying prospectus supplement no. 874 dated December 27, 2016.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.
Prospectus Supplement No. 874 Addendum dated January 9, 2017

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co., or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●   Prospectus supplement no. 874 dated December 27, 2016
●   Prospectus supplement dated December 22, 2015
●   Prospectus dated December 22, 2015
The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.